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 The Church of Jesus Christ
of Latter-day Saints

Gallup Strenghts Finder

Christen Allen · 3rd

Certified Strengths Coach for individuals, couples and
families

Provo, Utah · 262 connections · **Contact info**

About

Experienced director/performer trained in Musical Theater, Voice, Piano and Choral Conducting. Strong life coach
professional graduated from Gallup Strengths Finder.

Experience



Tabernacle Choir at Temple Square
The Church of Jesus Christ of Latter-day Saints
Apr 2017 – Present · 2 yrs 10 mos
Greater Salt Lake City Area



Certified Life Coach
Soar.com
2016 – Present · 4 yrs
Provo, Utah Area

Helping couples and families recognize their strengths and value the strengths in others.

Drama Teacher/Drama Director
Arches Academy
Aug 2018 – Present · 1 yr 6 mos
Orem Utah

Property Manager
Independent
Nov 2015 – Jun 2017 · 1 yr 8 mos
St George Utah

I manage and rent out a vacation home.

Assistant youth camp director
Camp Shalom (Sharon East Stake)
Mar 2006 – Jul 2012 · 6 yrs 5 mos
Utah

Assistant to the manager. Director of all music including workshops, skits, and gatherings.

Show 2 more experiences ⌄

Education

Gallup Strenghts Finder
2016 – 2016

 **Brigham Young University**

Licenses & Certifications

 **Certified Strengths Coach**
Gallup
Issued Jul 2017 · Expires Jul 2021
Credential ID HCA454

Skills & Endorsements

Musical Theatre · 1
Paul Allen has given an endorsement for this skill

Music Education · 1
Paul Allen has given an endorsement for this skill

Music Theory · 1
Paul Allen has given an endorsement for this skill

Industry Knowledge

Travel Planning · 1	Choral
Travel Management	Piano

Interpersonal Skills

Life Coaching	Acting
Public Speaking	Coaching
Communication	

Other Skills ⑦

Theatre History · 1	**Theatrical Performance** · 1
Choral Conducting · 1	**Stage Direction**
Gallup Strengths	**Personal Coaching**

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Interests

 **Brigham Young University**    The Church of Jesus Christ of Lat...

 260,294 followers

 113,761 followers

 **BrainStorm Inc.**
3,891 followers

 **Soar.com**
930 followers